EXHIBIT 99.3

THE BOARD OF DIRECTORS

GILDAN ACTIVEWEAR INC.

We hereby consent to the use in the Annual Report of Gildan Activewear Inc. on Form 40-F (the “Annual Report”), dated February 18, 2005, of our Auditors’ Report dated November 26, 2004 relating to the consolidated financial statements of Gildan Activewear Inc. as at October 3, 2004 and October 5, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 3, 2004, October 5, 2003 and September 29, 2002.

/s/ KPMG LLP

Chartered Accountants

February 18, 2005

Montreal, Canada